Applied DNA Sciences, Inc.
25 Health Sciences Drive, Suite 113
Stony Brook, New York 11790

July 21, 2008

BY FAX AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Applied DNA Sciences, Inc. – Acceleration Request
Registration Statement on Form S-1 (File No. 333-122848)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "Securities Act"), Applied DNA Sciences, Inc., a Nevada corporation (the "Company"), hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No. 333-122848) (the "Registration Statement") so that the Registration Statement may be declared effective at 9:30 a.m. Eastern Standard Time on Thursday, July 24, 2008, or as early as practicable thereafter on such date.

The Company acknowledges that:

●
should the Securities and Exchange Commission (the "Commission") or the Staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Merrill M. Kraines of Fulbright & Jaworski L.L.P. at (212) 318-3261 and that such effectiveness also be confirmed in writing.

Securities and Exchange Commission
July 21, 2008

The undersigned registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of securities specified in the Registration Statement.

Very truly yours,
APPLIED DNA SCIENCES, INC.

By:	/s/ KURT H. JENSEN
Kurt H. Jensen
Chief Financial Officer

cc:           Merrill M. Kraines, Fulbright & Jaworski L.L.P.